August 22, 2018

Michel Combes
Chief Executive Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

       Re: Sprint Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 24, 2018
           File No. 001-04721

Dear Mr. Combes:

       We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2018

Risk Factors
The success of our network improvements and 5G deployment will depend on..., page 17

1. Expand your risk factor disclosure to discuss how your 5G deployment plans would be affected if your merger with T-Mobile is not consummated. Address your dependency on the consummation of the merger, including management's public statements that you are unable to develop a robust, nationwide 5G network on a standalone basis. Michel Combes
Sprint Corporation
August 22, 2018
Page 2
General

2. We note Mr. Claure's assertion in your February 2018 earnings call that Sprint's "strong spectrum assets" will enable "Sprint to be the leader in the true mobile 5G." Similarly, we note statements that Sprint is working to deliver the first truly mobile 5G network in the
         United States in the first half of 2019. These statements appear to conflict with your recent disclosures and FCC public interest statement, where you state:

             "Neither T-Mobile Nor Sprint Can Develop a Robust, Nationwide 5G Network on a
             Standalone Basis."
             "Sprint faces a number of constraints that do not allow it to roll out a nationwide 5G offering with robust and ubiquitous coverage."
             "Neither T-Mobile nor Sprint can win on its own, yet both see winning the race to deploy the first next-generation nationwide 5G network as critical to their combined future."
             "While T-Mobile and Sprint have each been developing plans to deploy 5G, their combined assets will bring significantly better and broader benefits to American consumers much sooner than either company could on its own, if ever."

         Please reconcile these conflicting statements. Additionally if the merger has not been consummated, describe the company's plans to deploy 5G whether or not the merger is eventually consummated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



FirstName LastNameMichel Combes                                Sincerely,
Comapany NameSprint Corporation
                                                               Division of
Corporation Finance
August 22, 2018 Page 2                                         Office of
Telecommunications
FirstName LastName